Evaxion Biotech A/S

Dr. Neergaards Vej 5F, 2970

Hørsholm, Denmark

November 3, 2021

U.S. Securities and Exchange Commission

Office of Life Sciences

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4546

Washington, D.C. 20549

Attn:	Ms. Ada Sarmento

Re:  Evaxion Biotech A/S

Amendment No. 1 to Registration Statement on Form F-1 (File No. 333-260493)

Acceleration Request

Requested Date:      November 4, 2021

Requested Time:     4:30 P.M. Eastern Time

Dear Ms. Sarmento:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Amendment No. 1 to Registration Statement on Form F-1 (File No. 333-260493) (the “Registration Statement”) to become effective on Thursday, November 4, 2021, at 4:30 p.m., Eastern Time, or as soon thereafter as practicable, or at such later time as the Registrant or its counsel may orally request via telephone call to the staff (the “Staff”). This letter supersedes our previous acceleration request joinder letter dated October 29, 2021; please disregard that letter in favor of this one.

Once the Registration Statement, as amended, has been declared effective, please orally confirm that event with Dwight A. Kinsey of Duane Morris LLP by telephone at (917) 620-3675, or in his absence you can also contact Rina R. Patel of Duane Morris LLP by telephone at (212) 404-8736, or if you have any questions or require additional information regarding this matter. Thank you for your assistance and cooperation in this matter.

The Company understands that the Staff will consider this request as confirmation by the Company of its awareness of its responsibilities under the federal securities laws as they relate to the offering of the securities covered by the Registration Statement.

Very truly yours,

Evaxion Biotech A/S

By:	/s/ Lars Staal Wegner, M. D.
Name: Lars Staal Wegner, M. D.
Title: Chief Executive Officer

cc:

Dwight A. Kinsey, Duane Morris LLP

Rina R. Patel, Duane Morris LLP

Lars Lüthjohan Jensen, Mazanati-Andersen
Ivan Blumenthal, Mintz, Levin; Cohn,

Ferris, Glovsky and Popeo LLP

Keunjung Cho, Mintz Levin Cohn,

Ferris Glovsky and Popeo LLP

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